Exhibit 99.5

FORM 51-102F3 - MATERIAL CHANGE REPORT

1.	NAME AND ADDRESS OF COMPANY

Solaris Resources Inc. (“Solaris” or the “Company”)

Suite 555 -999 Canada Place

Vancouver, BC V6C 3E1

2.	DATE OF MATERIAL CHANGE

February 28, 2023

3.	NEWS RELEASE

News release dated February 24, 2023, was disseminated through the facilities of Newswire and filed on SEDAR.

4.	SUMMARY OF MATERIAL CHANGE

The Company announced the appointment of Ms. Poonam Puri as an independent Director of the Company, replacing Mr. Greg Smith who has stepped down to focus on external roles, effective immediately.

5.	FULL DESCRIPTION OF MATERIAL CHANGE

The Company announced the appointment of Ms. Poonam Puri as an independent Director of the Company, replacing Mr. Greg Smith who has stepped down to focus on external roles, effective immediately.

Ms. Poonam Puri is an experienced corporate director and an internationally recognized scholar of corporate law, corporate governance, and capital markets regulation. Ms. Puri is a tenured Professor of Law at Osgoode Hall Law School in Toronto, Ontario, and a corporate lawyer and Affiliated Scholar at Davies, Ward, Phillips & Vineberg, LLP.  Ms. Puri holds a Bachelor of Laws from the University of Toronto, a Master of Laws from Harvard University and has earned the Institute of Corporate Directors, Institute-Certified Director Designation (ICD.D).  Ms. Puri has extensive experience as an expert in governance and as a director of organizations in the engineering, transportation, infrastructure, mining and healthcare sectors, including as a past director of CAPREIT, Arizona Mining, Cole Engineering and the Greater Toronto Airports Authority, and she previously served as the commission and director of the Ontario Securities Commission.  Ms. Puri presently serves on the board of directors or trustees of the Canada Infrastructure Bank, Colliers, and Augusta Gold. Ms. Puri has been recognized as one of the top 25 most influential lawyers in Canada by Canadian Lawyer Magazine. In 2021, Ms. Puri was awarded the Royal Society of Canada’s Yvan Allaire Medal for exemplary contributions to the governance of public and private institutions in Canada, in addition to the Law Society Medal and the David Walter Mundell Medal. Most recently, in 2022, Ms. Puri was awarded the Peter Dey Governance Achievement Award.

6.	RELIANCE ON SUBSECTION 7.1(2) OF NATIONAL INSTRUMENT 51-102

Not applicable.

7.	OMITTED INFORMATION

Not applicable.

8.	EXECUTIVE OFFICERS

Tom Ladner, VP Legal, (604) 638-1470

9.	DATE OF REPORT

February 28, 2023